Exhibit 99.1

GasLog Ltd. and GasLog Partners LP Appoint Alastair Maxwell as Chief Financial Officer

MONACO — February 1, 2017 — GasLog Ltd. (NYSE:GLOG) (“GasLog”) and GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) announced today that, following Simon Crowe’s decision to step down from his position as Chief Financial Officer (“CFO”), the Boards of GasLog and GasLog Partners have appointed Alastair Maxwell as CFO, to be effective immediately following the 20-F filings for GasLog and the Partnership, anticipated to be early March 2017. Simon will remain CFO until the filings are made and will work with Alastair to ensure a smooth transition.

After 29 years in investment banking, Alastair Maxwell has a wealth of experience in both energy and finance. Most recently, Alastair was the Co-Head of the Global Energy Group in the Investment Banking Division of Goldman Sachs from 2010 to 2016 having previously been Head of the Energy Group in the EMEA region at Morgan Stanley. Alastair has worked on a wide range of M&A transactions and equity, debt and structured financings across all segments of the energy value chain.

Paul Wogan, GasLog Ltd. CEO, said, “On behalf of the Board, Chairman Peter Livanos, and the Management team, I am pleased to welcome Alastair to GasLog. His deep understanding of the energy sector and financial markets and his involvement in some of the largest transactions in the industry will make him a huge asset to the team.”

Andy Orekar, GasLog Partners CEO, said, “On behalf of the Board and Chairman Curt Anastasio, I am thrilled to have Alastair join the Partnership. His global energy experience, finance expertise and proven leadership capabilities are highly complementary to our senior executive team.”

Alastair Maxwell commented, “I am delighted to be joining GasLog and GasLog Partners at such an exciting time in the LNG market and in the development of the Group.  I look forward to working with the GasLog team to build on the growth and shareholder value that they have delivered over the last several years.”

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes nine LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of nine LNG carriers with an average carrying capacity of approximately 149,500 cbm, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Paul Wogan

Chief Executive Officer

Phone: +44 203 388 3108

Andy Orekar

Chief Executive Officer

Phone: +1 212 223 0847

Jamie Buckland

Head of Investor Relations

Phone: +44 203 388 3116